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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 8)

                            National Processing, Inc.
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                                (Name of Issuer)


                           Common Shares, No Par Value
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                         (Title of Class of Securities)

                                   637229 10 5
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                      (CUSIP Number of Class of Securities)

                             David L. Zoeller, Esq.
                            National City Corporation
                             1900 East Ninth Street
                              Cleveland, Ohio 44114
                                  216-222-2000

                                 With a copy to:

                              Lyle G. Ganske, Esq.
                                    Jones Day
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2004
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box : [ ].


                        Continued on the following pages
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      This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by National City Corporation, a Delaware corporation ("National City"), in connection with its ownership of common shares, no par value, of National Processing, Inc., an Ohio corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby replaced with the following:

      The Board of Directors of the Company has authorized management to commence discussions regarding a possible transaction pursuant to which the Company would be acquired by an unaffiliated third party. On July 1, 2004, National City indicated to the Company that it would support the sale transaction. No assurance can be made that a transaction will be consummated on terms mutually acceptable to the Company, National City and the third party acquirer.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 1, 2004

                                        NATIONAL CITY CORPORATION

                                        By:         /s/ David L. Zoeller
                                             -----------------------------------
                                             Name:  David L. Zoeller
                                             Title: Executive Vice President,
                                                    Secretary and General
                                                    Counsel


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